

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2014

<u>Via E-mail</u>
Franklin N. Saxon
Chief Executive Officer
Culp, Inc.
1823 Eastchester Drive
High Point, North Carolina 27265

> **Re: Culp Inc.**
> **Form 10-K for the Fiscal Year Ended April 28, 2013**
> **Filed July 12, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 15, 2013**
> **File No. 001-12597**

Dear Mr. Saxon:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Lilyanna L. Peyser for

                                Mara L. Ransom
                                Assistant Director